UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VBI Vaccines, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

91822J103
(CUSIP Number)

Mark McDonnell
ARCH Venture Corporation
8755 W. Higgins Road Suite 1025
Chicago, IL 60631
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 91822J103	13D	Page 2 of 23 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ARCH Venture Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,026,057

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,026,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,026,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 91822J103	13D	Page 3 of 23 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ARCH Venture Partners VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,026,057

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,026,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,026,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 91822J103	13D	Page 4 of 23 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ARCH Venture Partners VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,026,057

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,026,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,026,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 91822J103	13D	Page 5 of 23 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ARCH Venture Fund X Overage, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,026,057

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,026,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,026,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 91822J103	13D	Page 6 of 23 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ARCH Venture Partners X Overage, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,026,057

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,026,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,026,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 91822J103	13D	Page 7 of 23 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ARCH Venture Partners X, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,026,057

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,026,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,026,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 91822J103	13D	Page 8 of 23 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Clinton Bybee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,026,057

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,026,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,026,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 91822J103	13D	Page 9 of 23 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Keith Crandell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,026,057

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,026,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,026,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 91822J103	13D	Page 10 of 23 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Nelsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,026,057

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,026,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,026,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 91822J103	13D	Page 11 of 23 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kristina Burow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 91822J103	13D	Page 12 of 23 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steven Gillis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
332,512

	8	SHARED VOTING POWER
10,000,000

	9	SOLE DISPOSITIVE POWER
332,512

	10	SHARED DISPOSITIVE POWER
10,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,332,512

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 91822J103	13D	Page 13 of 23 Pages

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and restates the statement on Schedule 13D originally filed on August 5, 2014 relating to the Common Stock, no par value per share (the "Common Stock"), of VBI Vaccines, Inc. (the "Issuer") having its principal executive office at 222 Third Street, Suite 2241, Cambridge, MA, 02142.

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 2.	Identity and Background.

(a)
This statement is being filed by: (1) ARCH Venture Fund VI, L.P. ("ARCH Venture Fund VI"), (2) ARCH Venture Partners VI, L.P. ("AVP VI LP"), which is the sole general partner of ARCH Venture Fund VI, (3) ARCH Venture Partners VI, LLC ("AVP VI LLC"), which is the sole general partner of AVP VI LP, (4) ARCH Venture Fund X Overage, L.P. ("AVF OVERAGE"), (5) ARCH Venture Partners X Overage, L.P. ("OVERAGE GPLP"), which is the sole general partner of AVF OVERAGE, (6) ARCH Venture Partners X, LLC ("OVERAGE GPLLC"), which is the sole general partner of OVERAGE GPLP, (7) Clinton Bybee ("Bybee"), (8) Keith Crandell ("Crandell"), (9) Robert Nelsen ("Nelsen"), (10) Kristina Burow ("Burow") and (11) Steven Gillis ("Gillis") and, together with Bybee, Crandell, Nelsen and Burow, collectively, the "Managing Directors" and each individually, a "Managing Director").  Each of the individuals and entities above shall be referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons". AVP VI LP, AVP VI LLC, OVERAGE GPLP and OVERAGE GP LLC shall collectively be referred to herein as the "Control Entities."

(b)	The business address of each of the Reporting Persons is 8755 West Higgins Road, Suite 1025, Chicago, IL, 60631.

(c)
The principal business of each of ARCH Venture Fund VI and AVF OVERAGE is to invest and assist in developmental and emerging businesses located principally in the United States.  The principal business of each of AVP VI LP and OVERAGE GPLP is to act as the general partner of ARCH Venture Fund VI and AVF Overage, respectively.  The principal business of each of AVP VI LLC and OVERAGE GPLLC is to act as the general partner of AVP VI LP and OVERAGE GPLP, respectively.  The principal business of each of the Managing Directors is to act as managing directors of AVP VI LLC or OVERAGE GPLLC and a number of affiliated partnerships with similar businesses.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)
During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)
Each of ARCH Venture Fund VI, AVF OVERAGE, AVP VI LP and OVERAGE GPLP is a Delaware limited partnership.  Each of AVP VI LLC and OVERAGE GPLLC is a Delaware limited liability company.  Each of the Managing Directors is a United States citizen.

CUSIP No. 91822J103	13D	Page 14 of 23 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

On September 19, 2019, in connection with the Issuer's public offering of 70,000,000 shares of Common Stock (the "Offering") AVF OVERAGE purchased 10,000,000 shares of Common Stock at a purchase price of $0.50 per share.

The working capital of AVF OVERAGE was the source of the funds for the purchase of its shares.  No part of the purchase price paid by this entity was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock described above.  The total amount paid by AVF OVERAGE for Common Stock purchased in the Offering is as follows:

AVF OVERAGE: $5,000,000

Item 4.	Purpose of Transaction.

AVF OVERAGE acquired the Common Stock for investment purposes.  Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, AVF OVERAGE and other Reporting Persons may dispose of or acquire additional shares of Common Stock of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 91822J103	13D	Page 15 of 23 Pages

Item 5.	Interest in Securities of the Issuer.

(a)
ARCH Venture Fund VI is the record owner of 3,026,057 shares of Common Stock (the "ARCH VI Shares") and AVF OVERAGE is the record owner of 10,000,000 shares of Common Stock ("AVF OVERAGE Shares" and combined with ARCH VI Shares, the "Record Shares").

AVP VI LP, as the sole general partner of ARCH Venture Fund VI, may be deemed to beneficially own the ARCH VI Shares.   AVP VI LLC, as the sole general partner of the AVP VI LP, may be deemed to beneficially own the ARCH VI Shares.

OVERAGE GPLP, as the sole general partner of AVF OVERAGE, may be deemed to beneficially own the AVF OVERAGE Shares.   OVERAGE GPLLC, as the sole general partner of the OVERAGE GPLP, may be deemed to beneficially own the AVF OVERAGE Shares.

By virtue of their relationship as affiliated entities, whose Control Entities have overlapping individual controlling persons, each of AVP VI LP and AVF OVERAGE may be deemed to share the power to direct the disposition and vote of the Record Shares.

In addition, each of Bybee, Crandell and Nelsen may be deemed to share the power to direct the disposition and vote of the ARCH VI Shares.  Each of Crandell, Nelsen, Burow and Gillis be deemed to share the power to direct the disposition and vote of the AVF OVERAGE Shares.

Gillis is the record owner of 84,416 shares of Common Stock (the "Gillis Common Shares"). In addition, Gillis holds 508,027 options to exercise shares of Common Stock, of which 225,250 are vested as of September 30, 2019, and 22,846 will vest within 60 days of September 30, 2019 (the "Vested Option Shares" and together with the Gillis Common Shares, the "Gillis Shares"). Gillis is deemed to own beneficially the AVF Overage Shares and the Gillis Shares.

Each Reporting Person disclaims beneficial ownership of all securities except for the shares, if any, held of record by such Reporting Person.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on the 178,257,199 shares of Common Stock reported by the Issuer to be outstanding as of September 26, 2019. For Gillis, the Vested Option Shares were included in the number of shares of Common Stock outstanding for purposes of calculating the percentage deemed to be beneficially owned by Gillis as set forth on Line 13 of Gillis' cover sheet.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable

CUSIP No. 91822J103	13D	Page 16 of 23 Pages

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Except for the transactions described in this Schedule, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 –Agreement regarding filing of joint Schedule 13D
Exhibit 2 – Power of Attorney
Exhibit 3 – Power of Attorney

CUSIP No. 91822J103	13D	Page 17 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       October 10, 2019

ARCH VENTURE FUND VI, L.P.

By:  ARCH Venture Partners VI, L.P.
its General Partner

By:    ARCH Venture Partners VI, LLC
its General Partner

By:                   *
Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:  ARCH Venture Partners VI, LLC
       its General Partner

       By:                    *
Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:                      *
Managing Director

ARCH VENTURE FUND X OVERAGE, L.P.

By:  ARCH Venture Partners X OVERAGE, L.P.
its General Partner

By:    ARCH Venture Partners X, LLC
its General Partner

By:                   *
Managing Director

ARCH VENTURE PARTNERS X OVERAGE, L.P.

By:  ARCH Venture Partners X, LLC
        its General Partner

       By:                    *
Managing Director

CUSIP No. 91822J103	13D	Page 18 of 23 Pages

ARCH VENTURE PARTNERS X, LLC

By:                      *
             Managing Director

                    *
Clinton Bybee

                    *
Keith Crandell

                    *
Robert Nelsen

                    *
Kristina Burrow

                    *
Steven Gillis

* By: /s/ Mark McDonnell
          Mark McDonnell as Attorney-in-Fact

*     This Amendment No. 1 to Schedule 13D was executed by Mark McDonnell on behalf of the reporting persons listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2 and Exhibit 3.

CUSIP No. 91822J103	13D	Page 19 of 23 Pages

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of VBI Vaccines, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:     October 10, 2019
ARCH VENTURE FUND VI, L.P.

By:  ARCH Venture Partners VI, L.P.
its General Partner

By:    ARCH Venture Partners VI, LLC
its General Partner

By:                   *
Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:  ARCH Venture Partners VI, LLC
       its General Partner

       By:                    *
Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:                      *
Managing Director

ARCH VENTURE FUND X OVERAGE, L.P.

By:  ARCH Venture Partners X OVERAGE, L.P.
its General Partner

By:    ARCH Venture Partners X, LLC
its General Partner

By:                   *
Managing Director

CUSIP No. 91822J103	13D	Page 20 of 23 Pages

ARCH VENTURE PARTNERS X OVERAGE, L.P.

By:  ARCH Venture Partners X, LLC
        its General Partner

       By:                    *
Managing Director

ARCH VENTURE PARTNERS X, LLC

By:                      *
             Managing Director

                    *
Clinton Bybee

                    *
Keith Crandell

                    *
Robert Nelsen

                    *
Kristina Burrow

                    *
Steven Gillis

* By: /s/ Mark McDonnell
          Mark McDonnell as Attorney-in-Fact

*     This Amendment No. 1 to Schedule 13D was executed by Mark McDonnell on behalf of the reporting persons listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2 and Exhibit 3.

CUSIP No. 91822J103	13D	Page 21 of 23 Pages

Exhibit 2

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark McDonnell his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 10th day of November, 2010.

ARCH VENTURE FUND VI, L.P.

By:          ARCH Venture Partners VI, L.P.
its General Partner

By:          ARCH Venture Partners VI, LLC.
its General Partner

By:  /s/ Keith Crandell
       Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:	ARCH Venture Partners VI, LLC
its General Partner

By:  /s/ Keith Crandell
       Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:  /s/ Keith Crandell
       Managing Director

/s/ Keith Crandell
Keith Crandell

/s/ Robert Nelsen
Robert Nelsen

/s/ Clinton Bybee
Clinton Bybee

CUSIP No. 91822J103	13D	Page 22 of 23 Pages

Exhibit 3

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark McDonnell his or its true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, member, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.  This Power of Attorney shall remain in full force and effect with respect to each undersigned person unless and until six months after such person is both no longer a Managing Director of ARCH Venture Partners and no longer serving on the board of directors of any portfolio company of any ARCH Venture Partners fund.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 21th day of February, 2019.

ARCH VENTURE FUND X, L.P.

By:          ARCH Venture Partners X, L.P.
its General Partner

By:          ARCH Venture Partners X, LLC.
its General Partner

By:  /s/ Keith Crandell
       Managing Director

ARCH VENTURE PARTNERS X, L.P.

By:	ARCH Venture Partners X, LLC
its General Partner

By:  /s/ Keith Crandell
       Managing Director

ARCH VENTURE FUND X OVERAGE, L.P.

By:          ARCH Venture Partners X Overage, L.P.
its General Partner

By:          ARCH Venture Partners X, LLC.
its General Partner

By:  /s/ Keith Crandell
       Managing Director

CUSIP No. 91822J103	13D	Page 23 of 23 Pages

ARCH VENTURE PARTNERS X OVERAGE, L.P.

By:	ARCH Venture Partners X, LLC
its General Partner

By:  /s/ Keith Crandell
       Managing Director

ARCH VENTURE PARTNERS X, LLC

By:  /s/ Keith Crandell
       Managing Director

/s/ Keith Crandell
Keith Crandell

/s/ Kristina Burow
Kristina Burow

/s/ Robert Nelsen
Robert Nelsen

/s/ Steven Gillis
Steven Gillis